Exhibit 99.1

SPI Energy Co., Ltd. Enters into Share Purchase Agreements for $7.6 Million Private Placement

HONG KONG & Santa Clara, California, January 17, 2019 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of renewable energy solutions and crypto-miner hosting services for residential, commercial and utility customers, today announced the entry into share purchase agreements ("the Agreements") with certain existing shareholders (including certain key management personnel of the Company) and other investors (collectively, the "Purchasers"), to purchase an aggregate of 6,600,000 ordinary shares of the Company (the "Shares") at a price of US$1.16 per Share, for a total consideration of approximately US$7.6 million. The outside closing date is April 14, 2019.

The Shares are being offered and sold solely to non-U.S. investors, on a private placement basis in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended. The completion of the above transaction is subject to the satisfaction of customary closing conditions. The Purchasers are subject to a 90-day lock-up period beginning on the closing date.

The ordinary shares have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of SPI Energy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Net proceeds from the above transaction are intended to be used for expansion of SPI Energy's global PV project activities and general corporate purposes.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of renewable energy solutions and crypto-miner hosting services for residential, commercial and utility customers. SPI Energy focuses on the EPC/BT, and storage markets including the development, financing, installation, operation and sale of utility-scale and residential PV projects in Japan, Europe and North America. The company operates a B2B E-Commerce platform offering a range of PV, storage products in Australia as well as a turnkey solution (umining.io) offering global crypto-mining training, sale, hosting and repair service. The Company has its operating headquarters in Hong Kong and Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://www.spigroups.com/investorrelations/overview

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Source: SPI Energy Co., Ltd.